UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 0-11579
CUSIP Number 872183 10 8

(Check one):	☑Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TBC Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

7111 Fairway Drive, Suite 201

Address of Principal Executive Office (Street and Number)

Palm Beach Gardens, FL 33418

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on From 19-K, Form 11-K, Form N- SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and Item 308 of Regulation S-K of the Securities and Exchange Commission relating to management’s assessment of the Company’s internal control over financial reporting, the Company needs additional time to complete and file its Form 10-K for the year ended December 31, 2004.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Kurt A. Greene	561	227-0962

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes☑ No☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes☑ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 22, 2005, the Company announced its financial results for the fourth quarter and fiscal year ended December 31, 2004. A copy of the press release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated February 22, 2005. The Company expects the statements of operations for the fourth quarter and year ended December 31, 2004 to be included in the Form 10-K will be consistent with the results of operations set forth in such press release.

TBC Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ Thomas W. Garvey

Thomas W. Garvey,
Executive Vice President and
Chief Financial Officer